UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. Salaried Employees Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

John Morrell & Co. Salaried Employees Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

John Morrell & Co. Salaried Employees Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2003 and 2002, and the related statement of changes available for the year ended December 31, 2003. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

March 7, 2005

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2003	2002
Investments	$55,071,364	$44,369,648

Receivables
Participant contributions	7,142	24,616
Employer contribution	2,723	8,384
Interest and dividends	13,962	17,162

Total receivables	23,827	50,162

Cash	78,478	370

Net assets available for benefits	$55,173,669	$44,420,180

The accompanying notes are an integral part of these financial statements.

John Morrell Employee Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$7,314,904
Interest and dividends	576,794

7,891,698

Contributions
Participant	3,948,218
Employer	1,151,780
Rollover	328,052

5,428,050

Assets transferred from other plan	43,709

Total additions	13,363,457

Deductions from net assets attributed to
Benefits paid to participants	2,594,808
Administrative expenses	15,160

Total deductions	2,609,968

Net change	10,753,489
Net assets available for benefits
Beginning of year	44,420,180

End of year	$55,173,669

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

The following description of the John Morrell & Co. Salaried Employees Incentive Savings Plan (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of the Company who have completed one year of service and have attained the age of eighteen. The Plan excludes employees of IBFO Springdale governed by the terms of a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make additional matching contributions and/or profit sharing contributions at the option of the board of directors. Participants direct the investment of all contributions into various options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent above the prime rate at the end of the quarter in which the loan was taken. As of December 31, 2003, interest rates ranged from 5 to 12 percent.

Payment of Benefits

On termination of service a participant may elect to receive the value of his or her account as a lump sum distribution.

2.	Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2003	2002
Firstar Institutional Investors Stable Asset Fund	$13,675,972	$12,483,955
Fidelity Contrafund	6,259,517	5,368,835
Janus Worldwide Fund	2,786,709	*
Strong Government Securities Fund	5,148,522	5,510,798
Vanguard 500 Index Fund	8,671,497	6,356,821
Wasatch Core Growth Fund	4,021,942	*

*	Investment does not represent 5 percent of net assets available for benefits.

During 2003, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $7,314,904 as follows:

Mutual funds	$6,342,881
Common collective trust	622,809
Common stock	112,512
Self-directed brokerage accounts	236,702

$7,314,904

4.	Related Party Transactions

The Plan invest in a certain funds managed by the Trustee or its affiliate, Smithfield Foods, Inc. common stock, and in participant directed brokerage accounts through the Trustee. As of December 31, 2003 and 2002, the Plan held 91,016 and 95,684 shares, respectively, of Smithfield Foods, Inc.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 18, 2004, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits

* * * * *

Supplemental Schedule

John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Assets (Held at end of Year)

Schedule H, Line 4i

EIN 36-2332471                Plan 003

December 31, 2003

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
* Schwab	630	shares of Stock Liquidity Fund	$630
Firstar	518,029	units of Institutional Investors Stable Asset Fund	13,675,972
Barclay’s	79,731	shares of Global Investors Asset Allocation Fund	743,891
Fidelity	126,839	shares of Contrafund	6,259,517
Invesco	83,760	shares of Technology Fund	2,061,340
Invesco	72,215	shares of Total Return Fund	1,728,825
Janus	70,478	shares of Worldwide Fund	2,786,709
PBHG	62,372	shares of Growth Fund	1,110,851
Safeco	38,984	shares of Growth Opportunities Fund	964,853
* Schwab	62,694	shares of S & P 500 Index Fund	1,073,943
Strong	137,529	shares of Blue Chip Investment Fund	1,529,325
Strong	473,210	shares of Government Securities Fund	5,148,522
Vanguard	84,460	shares 500 Index Fund	8,671,497
Wasatch	108,937	shares of Core Growth Fund	4,021,942
* Smithfield Foods, Inc.	91,016	shares of common stock	1,884,031
* Schwab	Personal Choice Retirement Account (self-direct brokerage accounts)		2,052,157
Participant loans	Maturing through 2008, interest rates ranging from 5% to 12.00%, collateralized by participant accounts		1,357,359

			$55,071,364

* - Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO. SALARIED EMPLOYEES INCENTIVE SAVINGS PLAN

Smithfield Foods, Inc. (as Plan Administrator)

Date: March 17, 2005	By:	/s/ Daniel G. Stevens
Daniel G. Stevens
Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm.